Exhibit 99.3

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 10 January 2006 it purchased for cancellation 490,000 of its ordinary shares at a price of 404.9291 pence per ordinary share.